EX-99.d.6

EXPENSE LIMITATION AGREEMENT

This EXPENSE LIMITATION AGREEMENT is made as of this [__] day of December, 2014 between Academy Funds Trust, a Delaware statutory trust (the “Trust”) and Innovator Management LLC (the “Adviser”).

WHEREAS, the parties hereto have entered into an Investment Advisory Agreement dated December [__], 2014 (the “Investment Advisory Agreement”), pursuant to which the Adviser agrees to provide, or arrange for the provision of, investment advisory and management services to the Trust; and

WHEREAS, in connection with the registration of the Innovator IBD 50® Fund (the “Fund”), Adviser has agreed to waive and/or reimburse certain Fund expenses.

NOW, THEREFORE, in consideration of these premises and of the mutual agreements hereinafter contained, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree to amend and restate the Expense Agreement as follows:

1.           Limit on Operating Expenses.  The Adviser agrees to limit the Operating Expenses of the Fund to the annual rate of total Operating Expenses of 0.80% by waiving all or a portion of its management fee and, if necessary, bearing other Operating Expenses, with respect to the Fund.

2.           Definition.  For purposes of this Agreement, the term “Operating Expenses” with respect to the Fund is defined to include all expenses payable by the Fund necessary or appropriate for the operation of the Fund, including the Adviser’s investment advisory fee as described in the Investment Advisory Agreement, but does not include any Rule 12b-1 fees, taxes, interest, brokerage fees, acquired fund fees and expenses, expenses incurred in connection with any merger, reorganization or proxy solicitation, litigation, and other extraordinary expenses.

3.           Recoupment Balance.  Any fee reduced by the Adviser or Operating Expenses paid by it with respect to the Fund pursuant to this Agreement may be reimbursed by the Fund to the Adviser no later than the end of the third full fiscal year following the year to which the subsidy relates if the aggregate Operating Expenses of the Fund for that period do not exceed the relevant Expense Cap in effect at the time the subsidies were incurred or any more restrictive limitation to which the Adviser has agreed (subsidies available for reimbursement to the Adviser under this paragraph with respect to the Fund are collectively referred to as the “Recoupment Balance”) and the Board of Trustees of the Trust approves the reimbursement.  The Adviser generally shall seek reimbursement with respect to the Fund on a rolling three-year basis whereby the oldest subsidies are recouped first.  The Adviser shall not request or receive reimbursement of the Recoupment Balance with respect to the Fund before payment of the Operating Expenses of  the Fund for the current year and shall not cause the Operating Expenses of the Fund to exceed the Expense Cap or any other more restrictive expense limitation agreed upon for that year in making such reimbursement.  The Adviser agrees not to request or seek reimbursement of subsidized Operating Expenses that are no longer eligible for reimbursement.

4.           Term.  This Agreement shall become effective on January [2], 2015 and shall remain in effect until January [2], 2016  and shall continue in effect thereafter for additional periods not exceeding one (1) year so long as such continuation is approved at least annually by the Adviser and the Board of Trustees of the Trust.

5.           Termination.  This Agreement may be terminated at any time with respect to the Fund by the Board of Trustees of the Trust upon sixty (60) days’ written notice to the Adviser without payment of any penalty and shall automatically terminate upon the termination of the Investment Advisory Agreement with respect to the Fund.

6.           Assignment.  This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7.           Severability.  If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.           Captions.  The captions in this Agreement are included for convenience of reference only and in no way define or limit any of the provisions hereof or otherwise affect their construction of effect.

9.           Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

ACADEMY FUNDS TRUST By _______________________ Name: David Jacovini Title: President	INNOVATOR MANAGEMENT LLC By _________________________ Name: David Jacovini Title: Chief Executive Officer